Exhibit 99.1

FCA announces additional information in connection with distribution of its ownership in RCS

Fiat Chrysler Automobiles (NYSE:FCAU; MTA:FCA) (“FCA”) announced today the completion of the sale by intermediaries on behalf of FCA shareholders that did not timely make arrangements to receive ordinary shares in RCS MediaGroup S.p.A. (“RCS”) to which they would otherwise be entitled in the distribution. As previously announced, the RCS ordinary shares distributed by FCA were only capable of being delivered through intermediaries that are participants in the Monte Titoli system. FCA shareholders that did not make timely arrangements to have RCS ordinary shares credited to the account of a Monte Titoli participant before the deadline were to have any entitlements to RCS ordinary shares aggregated and sold on the open market. The net proceeds after completing all such sales are to be paid pro rata in cash to the FCA shareholders otherwise entitled to them after conversion of any amount received in any other currency to US dollars.
Following the completion of these sales, FCA anticipates that these shareholders will receive, in lieu of the distribution of RCS ordinary shares, a cash payment of USD 0.054193 equivalent to €0.048652 per FCA common share which will be paid pro rata to the shareholders entitled thereto. This payment, less any applicable withholding tax, is expected to be credited to the applicable DTC participant’s account on June 3, 2016. Individual shareholders’ accounts will be credited thereafter depending on shareholder’s individual custodial or brokerage arrangements.
Additional information related to the distribution of the RCS ordinary shares to FCA shareholders has been made available on the investor relations page of the FCA website at http://www.fcagroup.com/en-US/investor_relations.

London, May 30, 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com